Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Hydro One Inc. (“Hydro One”)

483 Bay Street, South Tower, 8th Floor

Toronto, Ontario M5G 2P5

Item 2:	Date of Material Change

July 11, 2018.

Item 3:	News Release

A news release announcing the material change referred to in this report was issued through Cision Canada and filed on SEDAR under Hydro One’s profile at www.sedar.com on July 11, 2018. A copy of the news release is attached as Schedule A.

Item 4:	Summary of Material Change

On July 11, 2018, Hydro One Limited (“HOL”), on behalf of itself and its wholly-owned subsidiary, Hydro One, announced that following an approach by HOL to the Province of Ontario (the “Province”), they have entered into an agreement for the purpose of the orderly replacement of the board of directors of Hydro One and HOL and the retirement of Mayo Schmidt as the chief executive officer effective July 11, 2018.

Other key highlights of HOL’s agreement with the Province include:

•

Consistent in principle with the ability of the Province to remove the entire board of directors pursuant to the Governance Agreement dated as of November 5, 2015 between HOL and the Province (the “Governance Agreement”), each of the current directors of HOL will resign and be replaced by nominees identified as set out below.

•

The new board of directors of HOL will initially consist of 10 members. Consistent with the Governance Agreement, the Province will nominate four replacement directors and the remaining six nominees will be identified through an Ad Hoc Nominating Committee comprised of representatives of HOL’s largest shareholders other than the Province.

•	The new board of directors will be responsible for appointing a new chief executive officer who will also be appointed as the eleventh member of the replacement board of directors.

•	HOL has agreed to consult with the Province in respect of future matters of executive compensation.

•	The replacement directors will serve until HOL’s next annual meeting or until they otherwise cease to hold office.

•

Paul Dobson, HOL’s chief financial officer, has been appointed as acting chief executive officer until such time as the replacement board of directors, once constituted, can appoint a new chief executive officer.

HOL has committed to completing the transition process to a new board of directors by August 15, 2018. In connection with Mr. Schmidt’s retirement, he will receive amounts consistent with HOL’s retirement policies and his employment agreement as previously disclosed and will not be entitled to severance. Mr. Schmidt will receive a $400,000 lump sum payment in lieu of all post-retirement benefits and allowances.

In accordance with the Governance Agreement, the board of Hydro One will be the same as the replacement board of HOL once appointed.

Item 5:	Full Description of Material Change

For a full description of the material change, see the news release attached as Schedule A hereto, which is incorporated into and forms part of this material change report.

In addition, a copy of the agreement between the Province and HOL will be filed under HOL’s profile on SEDAR at www.sedar.com. Reference to that agreement should be made for complete details of the matters agreed to between HOL and the Province.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact:

Jamie Scarlett

Executive Vice President and Chief Legal Officer

Tel: (416) 345-1366

Item 9:	Date of Report

July 11, 2018.

Caution Regarding Forward-Looking Information

This material change report includes “forward looking information” within the meaning of applicable securities laws, including, without limitation, expectations regarding the resignation of the current directors and the identification of a replacement of the board of directors and regarding the identification and appointment of a new chief executive officer. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, relate to the identification of qualified replacement directors within the timelines anticipated and to the identification and appointment of a new chief executive officer satisfactory to the replacement board, and certain other factors as discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and disclaims any obligation, to update any forward-looking information, except as required by law.

SCHEDULE A

See attached.